EXHIBIT A

                          VOCALTEC COMMUNICATIONS LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that an Annual General Meeting of Shareholders of VocalTec Communications Ltd. (the "COMPANY") will be held at the Company's offices, at 60 Medinat Ha Yehudim Street, Herzliya Pituach 46140, Israel, on November 4, 2009 at 6:00 p.m. Israel time.

     The agenda for the meeting is as follows:

     1. Re-appointment of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the Company's auditors for the year ending December 31, 2009 and authorization of the Company's board of directors (the "BOARD"), subject to the approval by the Board's audit committee (the "AUDIT COMMITTEE"), to fix the remuneration of the auditors.

     2. The grant to Mr. Eran Dariel of options to purchase ordinary shares of the Company.

     3.   Re-appointment of Mr. Robert Wadsworth as a director of the Company.

     4. Approval of an amendment to the Company's Articles of Association concerning the maximum number of directors that may be appointed.

     5. Approval of an amendment to Article 39(a) of the Company's Articles of Association concerning the correction of a clerical error.

     6. Approval of an amendment to the Company's Articles of Association concerning the re-classification of the members of the Company's Board into three separate classes.

     7. Re-classification of the members of the Company's Board into three separate classes.

     8. Re-appointment of Mr. Yoseph Dauber as an external director of the Company.

     9. Subject to the re-appointment of Mr. Yoseph Dauber as an external director and the subsequent approval by the Audit Committee and the Board, approval of the terms of remuneration of Mr. Yoseph Dauber.

     10. Transaction of such other business as may properly come before the meeting or any adjournment thereof.

     These proposals are described more fully in the attached Proxy Statement, which we urge you to read in its entirety.

     After the Company's shareholders vote on proposals (1) through (8) above, but only if the shareholders approve proposal (8) above, the meeting will be adjourned to enable the Audit Committee and the Board to convene and consider the adoption of the resolution approving the terms of remuneration of Mr. Yoseph Dauber as described in proposal (9) above. In the event that the Audit Committee and the Board adopt such resolution, the meeting will reconvene promptly thereafter to vote on proposal (9).

     Only shareholders of record at the close of business on September 28, 2009 will be entitled to attend and vote at the meeting. Whether or not you intend to attend the meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope. If you attend the meeting, you may vote in person, whether or not you have already executed and returned your proxy card. You may revoke your proxy card not later than 24 hours prior to the scheduled time of the meeting. If you revoke your proxy, you may only vote by attending the meeting in person. Please review the Proxy Statement accompanying this notice for more complete information regarding the meeting and the matters proposed for your consideration at the meeting. If you have any questions, please feel free to call Mr. Joshua Di-nur, the Company's Chief Financial Officer, at +011-972-9-9703824.

     YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE, EXCEPT (1) THE RE-APPOINTMENT OF MR. YOSEPH DAUBER AS AN EXTERNAL DIRECTOR, AND THE TERMS OF REMUNERATION OF MR. DAUBER AS AN EXTERNAL DIRECTOR, EACH OF WHICH RESOLUTIONS REQUIRES, IN ADDITION TO A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY, THAT EITHER (A) AT LEAST 1/3 OF THE SHARES PRESENT AND VOTED AT THE MEETING AND HELD BY SHAREHOLDERS THAT ARE NOT CONTROL PERSONS OR REPRESENTATIVES OF CONTROL PERSONS OF THE COMPANY BE VOTED FOR SUCH RESOLUTIONS (ABSTENTIONS WILL BE DISREGARDED) OR (B) THE SHARES PRESENT AND VOTED AT THE MEETING BY PERSONS REFERRED TO IN CLAUSE (A) AGAINST EACH OF SUCH RESOLUTIONS REPRESENT LESS THAN 1% OF THE TOTAL VOTING POWER IN THE COMPANY, AND (2) THE AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION, EACH OF WHICH RESOLUTIONS REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF NOT LESS THAN SEVENTY-FIVE PERCENT (75%) OF THE VOTING POWER REPRESENTED AT THE MEETING IN PERSON OR BY PROXY. A "CONTROL PERSON" IS ANY PERSON THAT HAS THE ABILITY TO DIRECT THE COMPANY'S ACTIONS (OTHER THAN BY MEANS OF BEING A DIRECTOR OR OFFICE HOLDER OF THE COMPANY), INCLUDING ANY SHAREHOLDER HOLDING 25% OR MORE OF THE VOTING RIGHTS IF NO OTHER SHAREHOLDER OWNS MORE THAN 50% OF THE VOTING RIGHTS IN THE COMPANY. THE BOARD IS NOT AWARE OF ANY SHAREHOLDER OF THE COMPANY THAT IS A CONTROL PERSON AND RECOMMENDS THAT YOU VOTE "FOR" ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.
Ilan Rosen - Chairman of the Board of Directors
September 29, 2009


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                          VOCALTEC COMMUNICATIONS LTD.
                          60 Medinat Ha Yehudim Street
                             Herzliya 46140, Israel

                             ----------------------

                                 PROXY STATEMENT

                             ----------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to the holders of ordinary shares, par value New Israeli Shekel ("NIS") 0.13 per share, of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the "COMPANY"), in connection with the solicitation by the Company's board of directors (the "BOARD") of proxies for use at the Company's Annual General Meeting of Shareholders (the "MEETING") to be held on November 4, 2009 at 6:00 p.m. Israel time at the Company's offices at 60 Medinat Ha Yehudim Street, Herzliya Pituach 46140, Israel or at any adjournment thereof. At the Meeting, you will be requested to approve the following matters:

     o Re-appointment of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the Company's auditors for the year ending December 31, 2009 and authorization of the Company's Board, subject to the approval by the Board's audit committee (the "AUDIT COMMITTEE"), to fix the remuneration of the auditors.

     o The grant to Mr. Eran Dariel of options to purchase ordinary shares of the Company.

     o    Re-appointment of Mr. Robert Wadsworth as a director of the Company.

     o Approval of an amendment to the Company's Articles of Association concerning the maximum number of directors that may be appointed.

     o Approval of an amendment to Article 39(a) of the Company's Articles of Association concerning the correction of a past clerical error.

     o Approval of an amendment to the Company's Articles of Association concerning the re-classification of the members of the Company's Board into three separate classes.

     o Re-classification of the members of the Company's Board into three separate classes.

     o Re-appointment of Mr. Yoseph Dauber as an external director of the Company.

     o Subject to the re-appointment of Mr. Yoseph Dauber as an external director and the subsequent approval by the Audit Committee and the Board, approval of the terms of remuneration of Mr. Yoseph Dauber.

     o Transaction of such other business as may properly come before the meeting or any adjournment thereof.

     YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE, EXCEPT (1) THE RE-APPOINTMENT OF MR. YOSEPH DAUBER AS AN EXTERNAL DIRECTOR, AND THE TERMS OF REMUNERATION OF MR. DAUBER AS AN EXTERNAL DIRECTOR, EACH OF WHICH RESOLUTIONS REQUIRES, IN ADDITION TO A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY, THAT EITHER (A) AT LEAST 1/3 OF THE SHARES PRESENT AND VOTED AT THE MEETING AND HELD BY SHAREHOLDERS THAT ARE NOT CONTROL PERSONS OR REPRESENTATIVES OF CONTROL PERSONS OF THE COMPANY BE VOTED FOR SUCH RESOLUTIONS (ABSTENTIONS WILL BE DISREGARDED) OR (B) THE SHARES PRESENT AND VOTED AT THE MEETING BY PERSONS REFERRED TO IN CLAUSE (A) AGAINST EACH OF SUCH RESOLUTIONS REPRESENT LESS THAN 1% OF THE TOTAL VOTING POWER IN THE COMPANY, AND (2) THE AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION, EACH OF WHICH RESOLUTIONS REQUIRE THE AFFIRMATIVE VOTE OF THE HOLDERS OF NOT LESS THAN SEVENTY-FIVE PERCENT (75%) OF THE VOTING POWER REPRESENTED AT THE MEETING IN PERSON OR BY PROXY. A "CONTROL PERSON" IS ANY PERSON THAT HAS THE ABILITY TO DIRECT THE COMPANY'S ACTIONS (OTHER THAN BY MEANS OF BEING A DIRECTOR OR OFFICE HOLDER OF THE COMPANY), INCLUDING ANY SHAREHOLDER HOLDING 25% OR MORE OF THE VOTING RIGHTS IF NO OTHER SHAREHOLDER OWNS MORE THAN 50% OF THE VOTING RIGHTS IN THE COMPANY. THE BOARD IS NOT AWARE OF ANY SHAREHOLDER OF THE COMPANY THAT IS A CONTROL PERSON AND RECOMMENDS THAT YOU VOTE "FOR" ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.


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


     Proxies for use at the Meeting are being solicited by the Board. A form of proxy card for use at the Meeting is attached. The completed proxy card should be mailed to the Company in the pre-addressed envelope provided and should be received by the Company not less than two (2) hours before the time fixed for the Meeting. Upon the receipt of a properly executed proxy card in the form enclosed herewith, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the persons named as proxies intend to vote the ordinary shares covered by the proxy cards IN FAVOR of all of the proposed matters to be presented at the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time until 24 hours before the Meeting by presenting to the Company at its registered office proof of such shareholder's identity as appears on the proxy and withdrawing the proxy, in which case the revoking shareholder may only vote his shares by attending the Meeting in person and voting at the Meeting. Any shareholder that holds, as of the record date set for determining the shareholders entitled to notice of and to vote at the Meeting, either (i) 5% or more of the total voting rights in the Company or (ii) 5% or more of the total voting rights in the Company held by all shareholders that are not control persons, may, directly or through a representative after the Meeting is held, review, at the Company's registered office, all proxies received by the Company with respect to the Meeting.

     Only shareholders of record at the close of business on September 28, 2009 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about September 29, 2009 and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

     On September 22, 2009, the Company had outstanding 5,742,095 ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than thirty three and one third percent (33.33%) of the voting power of the Company, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day in the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission ("SEC"). We encourage you to read the entire Proxy Statement carefully.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.
Ilan Rosen
Chairman of the Board of Directors
September 29, 2009


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


                       BENEFICIAL OWNERSHIP OF SECURITIES
                     BY CERTAIN SHAREHOLDERS AND MANAGEMENT

     The following table sets forth certain information as of September 22, 2009, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding ordinary shares, and (ii) the number of ordinary shares beneficially owned by all directors and officers as a group. The percentages below are based on 5,742,095 ordinary shares outstanding as of September 22, 2009:

                                                         ORDINARY SHARES
                                                        BENEFICIALLY OWNED
                                                      -----------------------
NAME AND ADDRESS                                       NUMBER        PERCENT
----------------                                      ---------     ---------

HarbourVest International Private
Equity Partners III - Direct Fund L.P. (1)            1,218,444         21.22%
The Israeli Aircraft Industries Workers'
Provident Fund (2)                                      420,000          7.31%
Various entities affiliated with Apex (3)               416,675          7.26%
Officers and directors as a group (6 persons) (4)       481,482          7.73%

(1) Includes 88,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(2) Includes 180,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(3) Includes 360,000 ordinary shares underlying outstanding warrants that are currently exercisable.

(4) Represents ordinary shares underlying outstanding options that are either currently exercisable or will become exercisable within 60 days of the date hereof.

                                MARKET PRICE DATA

     The following table shows, for the periods indicated, the high and low closing sale prices of our ordinary shares as reported on the Nasdaq Capital
Market:

                                            HIGH ($)       LOW ($)
                                           --------       --------

2007
First Quarter                                  4.09           3.10
Second Quarter                                 3.61           2.63
Third Quarter                                  3.19           1.99
Fourth Quarter                                 2.15           0.82

2008
First Quarter                                  0.79           0.37
Second Quarter                                 0.65           0.45
Third Quarter                                  0.52           0.22
Fourth Quarter                                 0.33           0.15

2009
First Quarter                                  0.41           0.18
Second Quarter                                 1.40           0.33
Third Quarter (through September 23)           1.87           0.80

     The closing price of our ordinary shares, as reported on the Nasdaq Capital Market on September 23, 2009, the last full trading day before printing of this Proxy Statement, was $1.87.


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


      ITEM 1 - ELECTION OF AUDITORS AND DETERMINATION OF THEIR REMUNERATION

     The shareholders shall be requested at the Meeting to appoint the accounting firm of Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2009 and to authorize the Board, subject to the approval by the Audit Committee, to fix the remuneration of the auditors. Kost Forer Gabbay & Kasierer have audited the Company's books and accounts for the year ended December 31, 2008.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER FIRM OF ERNST & YOUNG GLOBAL, AS THE COMPANY'S INDEPENDENT PUBLIC AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009, BE, AND IT HEREBY IS, APPROVED, AND THAT THE BOARD BE, AND IT HEREBY IS, AUTHORIZED, SUBJECT TO THE APPROVAL OF THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF SUCH INDEPENDENT PUBLIC AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

     THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

          ITEM 2 - APPROVAL OF THE GRANT OF OPTIONS TO MR. ERAN DARIEL

     The Company's shareholders will be requested at the Meeting to approve the grant of the following options to purchase ordinary shares of the Company, to Mr. Eran Dariel. The options amounts set forth below are identical to the options amounts granted to all other directors of the Company (other than the Chairman of the Board):

     o 15,385 options which will have an exercise price per share equal to $5.93;

     o 8,615 options which will have an exercise price per share equal to $3.308; and

     o 40,000 options which will have an exercise price per share equal to $0.285 (being the average closing price of the Company's shares over the 30-day period prior to the date on which Mr. Dariel joined the Company's Board, being December 31, 2008).

All of the foregoing options will (i) be granted following approval by the Company's shareholders, (ii), except as set forth in clause (iv) below, become exercisable with respect to 3/16ths of the underlying ordinary shares upon approval of the grant by the Company's shareholders (assuming he continues to serve as a director through such date), with respect to 1/16th of the underlying ordinary shares on December 31, 2009 (assuming he continues to serve as a director through such date) and with respect to 1/16th of the underlying ordinary shares at the end of each three-month period after December 31, 2009 during which Mr. Dariel shall have served as a director of the Company, (iii) be subject to full acceleration in the event that Mr. Dariel is required to cease from being a director of the Company in connection with a change of control of the Company and (iv) be exercisable for a period of twelve months following such time when Mr. Dariel ceases from being a director of the Company; and will otherwise be subject to the terms of the Company's 2003 Master Stock Option Plan.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE GRANT TO ERAN DARIEL OF OPTIONS TO PURCHASE AN AGGREGATE OF 64,000 ORDINARY SHARES OF THE COMPANY, ON TERMS THAT WERE PRESENTED TO THE SHAREHOLDERS, IS HEREBY APPROVED AND AUTHORIZED."

     The Audit Committee and the Board have approved the foregoing proposal. The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

     THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

          ITEM 3 - RE-APPOINTMENT OF MR. ROBERT WADSWORTH AS A DIRECTOR
                                 OF THE COMPANY

     Under our Articles of Association, our Board (other than external directors) is classified into three classes. Each class has a nearly equal number of directors, as determined by the Board. Currently, our directors are classified into two classes as follows: directors whose term of service will expire at the Meeting and directors whose term of service will expire at the annual shareholders meeting to be held in 2011. The term of service of Mr. Robert Wadsworth as a director will expire at the Meeting, and the Board recommends that at the Meeting Mr. Wadsworth be re-appointed to serve as a director until the annual general meeting of shareholders to be held in 2011 and until his successor is duly elected and qualified. Following is certain information about Mr. Robert Wadsworth:

     MR. ROBERT WADSWORTH was appointed as a director in November 2005. He is Managing Director of HarbourVest Partners, LLC. Mr. Wadsworth oversees many of HarbourVest's investment activities in both the industrial and information technology sectors. He is currently a director of Network Engines, Inc. and Trintech Group PLC, which are both public companies. He is also a director of Akibia, AWS Convergence (Weatherbug), Kinaxis and several other U.S. and non-U.S. private companies. His prior experience includes management consulting with Booz, Allen & Hamilton, where he specialized in the areas of operations strategy and manufacturing productivity. Mr. Wadsworth received a B.S. (magna cum laude) in Systems Engineering and Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986.

     Mr. Wadsworth has attested to the Board and the Company that he meets all the requirements in connection with the election of directors under the Israeli Companies Law, 1999.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT MR. ROBERT WADSWORTH BE RE-APPOINTED TO THE BOARD, TO SERVE UNTIL THE ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS TO BE HELD IN 2011 AND UNTIL HIS SUCCESSOR IS DULY ELECTED AND QUALIFIED."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

     THE BOARD (EXCLUDING MR. WADSWORTH) RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

         ITEM 4 - APPROVAL OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF
       ASSOCIATION CONCERNING THE MAXIMUM NUMBER OF DIRECTORS THAT MAY BE
                             APPOINTED TO THE BOARD

     At the Meeting, the shareholders will be requested to approve an amendment to the Company's Articles of Association pursuant to which the maximum number of directors that the Board of the Company may consist of shall be changed from 14 to 7 directors.

     The proposed amendment to Articles 38 of the Articles of Association is attached to this Proxy Statement as ANNEX A.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, TO AMEND ARTICLE 38 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY BY PROVIDING THAT THE MAXIMUM NUMBER OF DIRECTORS THAT THE BOARD OF DIRECTORS OF THE COMPANY MAY CONSIST OF SHALL BE 7 DIRECTORS."

     The affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

     THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

       ITEM 5 - APPROVAL OF AN AMENDMENT TO ARTICLE 39(A) OF THE COMPANY'S ARTICLES OF ASSOCIATION CONCERNING THE CORRECTION OF A CLERICAL ERROR

     At the Meeting, the shareholders will be requested to approve an amendment to Articles 39(a) of the Company's Articles of Association in order to correct a clerical error.

     The proposed amendment to Articles 39(a) of the Articles of Association concerning the correction of a clerical error is attached to this Proxy Statement as ANNEX A.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, TO AMEND ARTICLE 39(A) OF THE ARTICLES OF ASSOCIATION OF THE COMPANY SO AS TO CORRECT A CLERICAL ERROR, AS SET FORTH IN THE PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION ATTACHED TO THE PROXY STATEMENT AS ANNEX A."

     The affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

     THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

         ITEM 6 - ADOPTION OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION CONCERNING THE RE-CLASSIFICATION OF THE BOARD

     At the Meeting, the shareholders will be requested to approve an amendment to the Company's Articles of Association with respect to the classification of the Board into three classes.

     The proposed amendment to Articles 39(a) of the Articles of Association concerning the classification of the Board is attached to this Proxy Statement as ANNEX A.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, TO AMEND ARTICLE 39(A) OF THE ARTICLES OF ASSOCIATION OF THE COMPANY SO AS TO EFFECT A CLASSIFICATION OF THE COMPANY'S BOARD AS DESCRIBED IN THE PROXY STATEMENT."

     The affirmative vote of the holders of not less than seventy-five percent (75%) of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

     THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

                     ITEM 7 - RE-CLASSIFICATION OF THE BOARD

     Under our Articles of Association, our Board (other than external directors) is classified into three classes. Currently, our directors are classified into two classes, and the members of each class serve for a term of three years (and may thereafter be appointed for additional terms). As described under Item 3 above, Robert Wadsworth's term will end at the Meeting; and the term of Messrs. Ilan Rosen and Eran Dariel is currently scheduled to end at the annual shareholders meeting to be held in 2011.

     The Board recommends that the Board be re-classified as follows:

     (i) Mr. Eran Dariel will serve on the Board until the annual shareholders meeting in 2010 (at which time he may be nominated for an additional term);

     (ii) Mr. Robert Wadsworth (if re-elected by the Company's shareholders at the Meeting) will serve on the Board until the annual shareholders meeting in 2011 (at which time he may be nominated for an additional term); and

     (iii) Mr. Ilan Rosen will serve on the Board until the annual shareholders meeting in 2012 (at which time he may be nominated for an additional term).

     It is proposed that the following resolution be adopted at the Meeting (subject to the re-appointment of Mr. Robert Wadsworth as a director in accordance with proposed Item 3):

          "RESOLVED, THAT THE COMPANY'S BOARD OF DIRECTORS BE RE-CLASSIFIED INTO THREE CLASSES AS FOLLOWS:

          (I) MR. ERAN DARIEL WILL SERVE ON THE BOARD OF DIRECTORS UNTIL THE ANNUAL SHAREHOLDERS MEETING IN 2010 (AT WHICH TIME HE MAY BE NOMINATED FOR AN ADDITIONAL TERM);

          (II) MR. ROBERT WADSWORTH WILL SERVE ON THE BOARD OF DIRECTORS UNTIL THE ANNUAL SHAREHOLDERS MEETING IN 2011 (AT WHICH TIME HE MAY BE NOMINATED FOR AN ADDITIONAL TERM); AND

          (III) MR. ILAN ROSEN WILL SERVE ON THE BOARD OF DIRECTORS UNTIL THE ANNUAL SHAREHOLDERS MEETING IN 2012 (AT WHICH TIME HE MAY BE NOMINATED FOR AN ADDITIONAL TERM)."

     The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

     THE BOARD RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

                 ITEM 8 - RE-APPOINTMENT OF AN EXTERNAL DIRECTOR

     Under the Israeli Companies Law, 1999 (the "COMPANIES LAW"), each publicly held company must have at least two external directors who meet the requirements and qualifications prescribed by the Companies Law, each appointed to serve for a term of three years (and, in the case of companies listed on the Nasdaq Capital Market, such persons may be appointed for an additional three-year term). All of the external directors are required under the Companies Law to be members of the audit committee of the board of directors, and certain resolutions may not be adopted by the board of directors and its audit committee unless there are two external directors in office and at least one of them participates in the discussions leading to the adoption of such resolutions.

     The term of Mr. Yoseph Dauber as an external director ended on August 21, 2009 (and he may be appointed for another term).

     Therefore, the Board recommends that at the Meeting Mr. Yoseph Dauber be re-appointed as an external director, as required under the Companies Law. Upon his re-appointment, Mr. Yoseph Dauber will join the Company's Audit Committee. Following is certain information about Mr. Yoseph Dauber:

     MR. YOSEPH DAUBER has served as a director of NICE Systems Ltd. since April 2002. Mr. Dauber also serves on the board of directors of Delek Group, Orbit Technologies and Micromedic. Mr. Dauber is currently the Chairman of Kcps Manof Fund. Until January 2009, Mr. Dauber served as a director of Clal Insurance Holdings and until November 2008 he served as a director of Bank Hapoalim. Mr. Dauber has also served on the board of directors of Lodzia Rotex Ltd. and Afcon Industries Ltd. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, he was Deputy Chairman of the Board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. Between 1994 and 1996 and until June 2000, Mr. Dauber served as Chairman of Poalim American Express and of the Isracard Group. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. Mr. Dauber holds a Bachelor's degree in Economics and Statistics from the Hebrew University in Jerusalem and a Masters degree in Law from Bar Ilan University. Mr. Dauber qualifies as an External Director under the Companies Law.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, TO APPROVE THE RE-APPOINTMENT OF MR. YOSEPH DAUBER AS AN EXTERNAL DIRECTOR, UNTIL HIS SUCCESSOR IS DULY ELECTED AND QUALIFIED IN ACCORDANCE WITH THE ISRAELI COMPANIES LAW AND THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY."

     The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to re-appoint Mr. Yoseph Dauber as an external director; provided that, in addition to the simple majority of the shares present and voted at the Meeting in person or by proxy, either (i) at least 1/3 of the shares present and voted at the Meeting and held by shareholders that are not control persons or representatives of control persons of the Company be voted for such re-appointment (abstentions will be disregarded) or (b) the shares present and voted at the Meeting by the persons referred to in clause (a) against such re-appointment represent less than 1% of the total voting power in the company. A "control person" is any person that has the ability to direct the Company's actions (other than by means of being a director or office holder of the Company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company. The Company is not aware of any shareholder of the Company that is a control person.

     The Board knows of no current circumstances that would render Mr. Yoseph Dauber unable to accept re-appointment as an external director. Mr. Yoseph Dauber has agreed to serve on the Board as an external director, and the Board has determined that Mr. Yoseph Dauber meets all of the requirements and qualifications applicable to external directors under the Companies Law.

     THE BOARD (EXCLUDING MR. DAUBER) RECOMMENDS A VOTE "FOR" THE FOREGOING PROPOSED RESOLUTION.

      AUDIT COMMITTEE AND BOARD OF DIRECTORS RESOLUTIONS REQUIRED PRIOR TO
                              VOTE ON PROPOSAL (9)

     Under the Israeli Companies Law, the terms of office and employment of directors must be approved by the Company's audit committee, board of directors and shareholders, in that order, assuming that they are not adverse to the interests of the Company. A director who has a personal interest in a matter that is considered at a meeting of the audit committee or the board of directors may not attend that meeting or vote on that matter, unless a majority of the members of the audit committee or of the board of directors have a personal interest in the matter, in which case such matter will also be subject to shareholders' approval.

     The audit committee of a public company is not permitted to approve the terms of office and employment of a director, unless at the time of such approval there are at least two external directors in office and both are members of the audit committee, and at least one of them is present at the deliberations in which the audit committee resolves to approve the terms of service and employment of a director. Therefore, the audit committee may convene in order to discuss and vote on the matter described in proposal (9) only after the re-appointment of Mr. Yoseph Dauber as an external director (without his participation).

     Accordingly, after, and assuming, the re-appointment of Mr. Yoseph Dauber as an external director, there shall be an intermission in the Meeting during which time the Audit Committee and the Board will conduct deliberations and vote on proposal (9) hereunder.

     It should be noted that proposal (9) pertains to the terms of service of Mr. Yoseph Dauber, therefore Mr. Yoseph Dauber has a personal interest in such proposal and will therefore not participate in the discussions relating thereto.

     If the Audit Committee and the Board approve proposal (9), the Meeting shall resume promptly thereafter for the vote of the shareholders on such proposal.

          ITEM 9 - APPROVAL OF THE TERMS OF REMUNERATION FOR MR. YOSEPH
                                     DAUBER

     Conditioned upon the re-appointment of Mr. Yoseph Dauber as an external director and the approval by the Audit Committee and the Board, it is proposed to approve the remuneration of Mr. Yoseph Dauber as an external director of the Company.

     If approved, Mr. Yoseph Dauber shall be entitled to the terms of remuneration set forth below, which are identical to the fees currently payable to the other non-executive directors and to the other external director of the Company.

     The following is a table that summarizes the proposed terms of remuneration (payments are for each quarter and are in NIS, and if paid in US dollars, the payment will be made according to the known exchange rate published by the Bank of Israel when payment is made):

                                  AUDIT    COMPENSATION
                    BOARD       COMMITTEE   COMMITTEE      OTHER
                   --------     --------     --------     --------

FIX                   7,650        4,950        4,950            0
MEETING (1)           2,700        2,700        2,700        2,700
CONFERENCE (2)        1,620        1,620        1,620        1,620
                   --------     --------     --------     --------
WRITING (3)           1,350        1,350        1,350        1,350

(1)  "MEETING" means a meeting which Mr. Dauber attends in person.

(2)  "CONFERENCE" means a meeting which Mr. Dauber attends by phone.

(3)  "WRITING" means a written resolution of the Board signed by Mr. Dauber.

     It is proposed that the following resolution be adopted at the Meeting:

          "RESOLVED, THAT THE TERMS OF REMUNERATION OF MR. YOSEPH DAUBER AS AN EXTERNAL DIRECTOR OF THE COMPANY, AS PREVIOUSLY APPROVED BY THE AUDIT COMMITTEE AND BY THE BOARD, AND AS PRESENTED TO THE SHAREHOLDERS, ARE HEREBY APPROVED."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution; provided that, in addition to the simple majority of the shares present and voted at the Meeting in person or by proxy, either (i) at least 1/3 of the shares present and voted at the Meeting and held by shareholders that are not control persons or representatives of control persons of the Company be voted for such proposal (abstentions will be disregarded) or
(b) the shares present and voted at the Meeting by the persons referred to in clause (a) against such proposal represent less than 1% of the total voting power in the company. As stated above, the Company is not aware of any shareholder of the Company that is a control person.

                                 OTHER BUSINESS

     The Company's management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

     Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated therein. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

                         WHERE TO FIND MORE INFORMATION

     You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC's public reference room at the following location:

     Public Reference Room
     450 Fifth Street, N.W., Room 1024
     Washington, D.C. 20549

     These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

     The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

     o Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 4, 2009; and

     o Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC after December 31, 2008.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 29, 2009. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 29, 2009, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.


By order of the Board of Directors,

Ilan Rosen
Chairman of the Board of Directors
Herzliya, Israel
September 29, 2009

          ANNEX A - AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

Section 38 of the Articles shall be amended and replaced in its entirety as follows:

38.  NUMBER OF DIRECTORS

     "The Board of Directors of the Company shall consist of not less than two
     (2) nor more than seven (7) Directors."

Section 39(a) of the Articles shall be amended and replaced in its entirety as follows:

39.  ELECTION AND REMOVAL OF DIRECTORS

     "(a) The Directors, except for External Directors, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as determined by the Board of Directors, one class to hold office initially for a term expiring at the annual meeting of shareholders to be held in the year following the date on which this amendment to the Articles becomes effective, another class to hold office initially for a term expiring at the annual meeting of shareholders to be held in the second year following the date on which this amendment to the Articles becomes effective, and another class to hold office initially for a term expiring at the annual meeting of shareholders to be held in the third year following the date on which this amendment to the Articles becomes effective, with the members of each class to hold office until their successors are elected and qualified. At each annual meeting of the shareholders, the successors of the class of Directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. If the number of Directors constituting the Board is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class shall hold office for a term which shall coincide with the remaining term of such class, but in no case a decrease in the number of directors constituting the Board shall shorten the term of any incumbent director. Notwithstanding anything in these Articles to the contrary, the provisions of this Article 39(a) may not be amended without approval of the holders of not less than seventy-five percent (75%) of the voting power represented at a meeting in person or by proxy and voting thereon."


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